

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2024

Dean A. Manson
Chief Legal Officer and Secretary
DISH Network Corporation
EchoStar Corporation
9601 South Meridian Boulevard
Englewood, Colorado 80112

> **Re: DISH Network Corporation**
> **EchoStar Corporation**
> **Schedule TO-I Filed October 11, 2024**
> **File No. 005-46313**

Dear Dean A. Manson:

We have reviewed your filing and have the following comments.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your offer materials, unless otherwise indicated.

Schedule TO-I Filed October 11, 2024

General

1. Since the exchange offers commenced upon filing of the registration statement, the statement on the cover page that the Prospectus is "subject to completion" and "preliminary" is inapplicable. Please revise accordingly. Refer to Telephone Interpretation I.E.2 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov.

2. We note the disclosure throughout the Prospectus (e.g., on page 2) that because "the Consenting Creditors represent over a majority of each of the DISH Network 2025 Notes and the DISH Network 2026 Notes, EchoStar expects to receive the Requisite Consents in the consent solicitations." You also disclose that the Consenting Creditors represent over 90% of the aggregate principal amount outstanding of the Existing

Notes. Please revise to state, if true, that EchoStar expects to satisfy the Minimum Tender Condition because of the Transaction Support Agreement, or otherwise advise.

3.   We note the references to a letter of transmittal throughout the Prospectus, whereas the disclosure on page 63 of the Prospectus indicates that "[t]here is no letter of transmittal for the exchange offers or consent solicitations." Please revise your offer materials to address this inconsistency. If any letter of transmittal is being used in connection with the exchange offers, please attach it as an exhibit to the Schedule TO. See Item 12 of Schedule TO and Item 1016(a)(1) of Regulation M-A.

Item 5. Past Contacts, Transactions, Negotiations and Agreements, page 5

4.   We note the description of the Transaction Support Agreement and Commitment Agreement incorporated by reference from the section entitled "Summary – Recent Developments" in the Prospectus. Please expand your description to name all persons that are parties to these agreements and describe all material provisions. See Item 1005(e) of Regulation M-A. For example, since the exchange offers are conditioned upon "the Transaction Support Agreement [being] in full force and effect" (page 60 of the Prospectus), please include a description of the termination provisions of the Transaction Support Agreement.

5.   See comment 4 above. Please confirm that the Consenting Creditors are all accredited investors in compliance with Question 139.29 of the Securities Act Sections Compliance and Disclosure Interpretations, dated August 11, 2010, that is available on the Commission's website at http://www.sec.gov.

Item 10. Financial Statements, page 6

6.   Where a filing person elects to incorporate by reference the information required by Item 1010(a) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 6 to Item 10 of Schedule TO and Telephone Interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations." Please revise your disclosure to include the information required by Item 1010(c) of Regulation M-A and disseminate the amended disclosure as required by Exchange Act Rule 13e-4(e)(3).

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Shane Callaghan at 202-551-6977 or Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions